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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                     FORM 15

          Certification and Notice of Termination of Registration under
      Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
 Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act
                                     of 1934


                         Commission File Number: 0-11623


                     Ryan Mortgage Acceptance Corporation IV
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

      7601 Lewinsville Road, Suite 300 McLean, VA 22102 Ph: (703) 761-2000
      --------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Series 1 through 33 Mortgage
                      Collateralized Bonds* (Title of each
                    class of securities covered by this Form)

                                      None
                   ------------------------------------ -----
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)     [_]       Rule 12h-3 (b) (1) (i)     [X]
Rule 12g-4 (a) (1) (ii)    [_]       Rule 12h-3 (b) (1) (ii)    [_]
Rule 12g-4 (a) (2) (i)     [_]       Rule 12h-3 (b) (2) (i)     [_]
Rule 12g-4 (a) (2) (ii)    [_]       Rule 12h-3 (b) (2) (ii)    [_]
                                     Rule 15d-6                 [_]

         Approximate number of holders of record as of the certification or notice date: 0

* As of October 1, 2001, all series of Bonds registered have been redeemed. The Registrant does not have any other series of Bonds outstanding.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Ryan Mortgage Acceptance Corporation IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        Ryan Mortgage Acceptance Corporation IV

Date:    October 26, 2001    By:   /s/  William J. Inman
                               -------------------------------------------------
                                 William J. Inman, Chairman of the Board of
                                 Directors and President

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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.